ABBY by GOGOTECH, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ABBY by GOGOTECH, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 29, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	110,447
Total Current Assets	110,447
TOTAL ASSETS	110,447
LIABILITIES AND EQUITY	
Short-term Liabilities	
Convertible Notes	100,000
Future Equity Obligations	20,000
Accrued Interest	671
Total Short-Term Liabilities	120,671
TOTAL LIABILITIES	120,671
EQUITY	
Common Stock	115
Additional Paid-in-Capital	86,884
Accumulated Deficit	(97,224)
Total Equity	(10,225)
TOTAL LIABILITIES AND EQUITY	110,447

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	17,194
Research and Development	79,409
Total Operating Expenses	96,603
Operating Income (loss)	(96,603)
Other Expenses	
Interest Expense	671
Total Other Expenses	671
Other Income	
Other	50
Total Other Income	50
Provision for Income Tax	-
Net Income (loss)	(97,224)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(97,224)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest	671
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	671
Net Cash provided by (used in) Operating Activities	(96,553)
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Common Stock	115
Additional Paid-in-Capital	99,994
Convertible Notes	100,000
Future Equity Obligation	20,000
Capital Draws	(13,110)
Net Cash provided by (used in) Financing Activities	207,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	110,447
Cash at end of period	110,447

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 9/2/21 (At Inception)	-	-	-	-	-
Issuance of Common Stock	11,529,370	115	-	-	115
Additional Paid-In-Capital	-	-	99,994	-	99,994
Capital Draw	-	-	(13,110)	-	(13,110)
Net Income (Loss)	-	-	-	(97,224)	(97,224)
Ending Balance 12/31/2021	11,529,370	115	86,884	(97,224)	(10,225)

ABBY by GOGOTECH, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ABBY by GOGOTECH, Inc. ("the Company") was formed in Delaware on September 2nd, 2021. The company plans to earn revenue by selling our smart wheelchair, ABBY, along with accessories and spare parts, and software subscriptions, direct to consumers online through our website https://gogotech.co. ABBY is a new smart wheelchair for adults with reduced mobility. The Company's customers will be initially in the United States but eventually plan to sell worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

See Note 7 – Subsequent Event disclosure for details of Finance Agreements for Revenue Payments entered into after December 31st, 2022.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with an unstated maturity date. The notes are convertible into shares of the Company's common stock at an 80% discount during a change of control or qualified financing event.

The Company entered into an agreement with a third party for $20,000. As of immediately prior to the earliest to occur of either qualified financing, a liquidity event, a dissolution event, or fifteen business days after the receipt of a Demand Notice, the Company shall, without any further action on the part of the purchaser, issue to the purchaser 6% of the duly authorized, validly issued, fully paid, nonassessable and whole shares of the Company's common stock. The agreement calls for a qualifying financing threshold of $250,000.

See Note 7 – Subsequent Event disclosure for details of convertible note issued after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$120,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 30,000,000 of common shares with a par value of $0.00001 per share. 11,529,370 of common shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 29, 2022, the date these financial statements were available to be issued.

On March 4th, 2022, the Company entered into various Finance Agreements for Revenue Payments totaling $144,000. The agreements called for a 2% revenue percentage and a Maximum Multiple of 5. The agreement terminates upon payment of the Maximum Shared Revenue defined as either the investment amount multiplied by the Maximum Multiple or the investment amount multiplied by 3 within 2 years from March 4th, 2022.

On May 1st, 2022, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date of May 1st, 2025. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses in its first year of inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.